UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
      (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                            (Amendment No. _______)*

Microware Systems Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

595150103
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 11)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,070,096

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,070,096

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,070,096

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.5%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,070,096

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,070,096

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,070,096

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.5%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,070,096

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,070,096

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,070,096

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.5%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

         Microware Systems Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

         1500 N.W. 118th Street
         Des Moines, Iowa 50325

Item 2(a).        Name of Persons Filing:

         The names of the persons  filing this  statement  on Schedule  13G are:
         Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Elliott International Capital Advisors, Inc., a Delaware corporation ("International Advisors") (together, the "Reporting Persons"). Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. International Advisors is the investment manager for
         Westgate. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

SINGER

         The business address of Singer is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

CAPITAL ADVISORS

         The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

WESTGATE

         The business address of Westgate is Westgate International, L.P., c/o
           HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

HAMBLEDON

         The business address of Hambledon is Hambledon, Inc., c/o HSBC
          Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

INTERNATIONAL ADVISORS

         The business address of International Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Item 2(c).        Citizenship:

         Elliott is a limited partnership formed under the laws of Delaware.

         Westgate is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

         International Advisors is a corporation formed under the laws of Delaware.

Item 2(d).        Title of Class of Securities:

         Common Stock (the "Common Stock")

Item 2(e).        CUSIP Number: 595150103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e)   [  ]   An   investment   adviser   in   accordance   with   Rule
13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box
          [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Elliott beneficially owns a total of 1,070,096 shares of Common Stock.

                   Westgate and International Advisors together beneficially own a total of 1,070,096 shares of Common Stock.

                   In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of 310,711 shares of Common Stock, since the number of shares of Common Stock into which the Reporting Persons' Series I Cumulative Convertible Preferred Stock, options to purchase Common Stock and warrants exercisable for Common Stock are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").

                   Therefore, in accordance with the Ownership Limitation, Elliott, Westgate and International Advisors together beneficially own an aggregate of 1,829,480 shares of Common Stock, and disclaim beneficial ownership of any additional shares of Common Stock.

          (b)      Percent of class:

                   Elliott's beneficial ownership of 1,070,096 shares of Common Stock constitutes 6.5% of all of the outstanding shares of Common Stock.

                   Westgate and International Advisors' aggregate beneficial ownership of 1,070,096 shares of Common Stock constitutes 6.5% of all of the outstanding shares of Common Stock.

                   Elliott, Westgate and International Advisors' aggregate beneficial ownership of 1,829,480 shares of Common Stock constitutes 9.99% of all the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                        Elliott has sole power to vote or direct the vote of 1,070,096 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Westgate and International Advisors together have shared power to vote or direct the vote of 1,070,096 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Elliott   has  sole  power  to  dispose  or  direct  the
                        disposition of 1,070,096 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                        Westgate and International Advisors together have shared power to dispose or direct the disposition of 1,070,096 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a) above.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 30, 2000

                           ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                                    By: Braxton Associates, Inc., as
                                        General Partner


                                            By: /s/Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President

                           WESTGATE INTERNATIONAL, L.P.
                        By: Elliott International Capital
                                    Advisors, Inc., as Investment Manager


                             By: /s/Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President

                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Microware Systems Corporation dated June 30, 2000 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 30, 2000

                           ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                                    By: Braxton Associates, Inc., as
                                        General Partner


                                            By: /s/Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President

                           WESTGATE INTERNATIONAL, L.P.
                        By: Elliott International Capital
                                    Advisors, Inc., as Investment      Manager


                             By: /s/Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President

                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President